Exhibit 99.2

Dear Employees,

I am writing to share some exciting news. I believe this will be incredibly beneficial to both Continental and you, our employees.

As you know, Continental started in 1967 and operated as a private company with a great deal of success for the next 40 years. In 2007, to help further capitalize the development of the Bakken, we made the decision to enter the public market. At that time, the public market rewarded companies for both growth and performance.

For many years, being in the public market made sense for Continental, and its shareholders were able to participate in the success of the company. Times have changed in the public market, particularly since the Covid pandemic. The market response has not been there for the oil and gas industry. In 2017, just five years ago, there were nearly 50 public E&P companies. Today, that number has dwindled to almost half, due to mergers, companies going out of business, or companies going private. This diminishing number of public entities is illustrative of a lack of support from the public market, and we believe there is a resulting under-appreciation of Continental.

We have consistently said that as long as we were appreciated in the market, we would remain a public company, but if our opportunities were limited by being public, we should look at alternatives.

We have determined that the opportunity today is with private companies who have the freedom to operate and aren’t limited by public markets, similar to the way that we operated approximately 15 years ago, prior to becoming a public entity. I know that we will all continue to stay focused on doing our work safely, efficiently and effectively with our unwavering commitment to producing energy responsibly.

Positioning ourselves as a private company will allow us to take maximum advantage of our greatest strength – our strong heritage as one of the leading exploration companies in the world. We can only do this with the continued capabilities and expertise of our outstanding employees. It will enhance our ability to maintain our competitive edge and will also enable us to be even more nimble in our efforts to create value through the drill bit.

Today, the Hamm Family has provided Continental’s Board of Directors a non-binding proposal to purchase all outstanding shares of Continental common stock (other than stock already owned by our family and stock underlying unvested equity awards issued under Continental’s long term incentive plans). If the transaction is consummated, Continental will once again become a private company. Our decision to make this offer is based on our belief in the future of this company and its people.

Continental’s operations will continue much as they have in the past, both while the proposed transaction is pending and following its completion and into the future.

Rest assured, the Hamm Family will work to maintain our same competitive compensation philosophy with an equally beneficial incentive program that both rewards and incentivizes you for your ingenuity, dedication and hard work. This will include salary, bonus and a long-term incentive program, as well as our generous benefits package.

Your total compensation in a privately held Continental will be substantially equivalent. We will have an annual bonus program just as we have in the past. We will preserve the economics of your currently unvested stock awards and, while we will no longer have publicly traded stock for the long-term incentive portion of your compensation, we will develop a long-term incentive program that will be its economic equivalent, or better.

Continental is a strong company built to last and our family believes being private will make it even stronger and more competitive.

On behalf of my family, thank you for all you do every day to make Continental the great company it is.

Harold